                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                          ORION NETWORK SYSTEMS, INC.
           ---------------------------------------------------------
                               (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
           ---------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  68628K 10 4
           ---------------------------------------------------------
                                (CUSIP NUMBER)

 STEPHEN M. PIPER, ESQUIRE, ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY
                         LOCKHEED MARTIN CORPORATION
            6801 ROCKLEDGE DRIVE, BETHESDA, MD 20817, 301-897-6000
 ----------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 9, 1997
 ----------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

--------------------------                         -----------------------------
CUSIP No. 68628K 10 4                                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lockheed Martin Corporation
      I.R.S. Employer Identification No. 52-1893632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]

                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------

NUMBER OF      7     SOLE VOTING POWER

SHARES               0
               -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER

OWNED BY             0
               -----------------------------------------------------------------
EACH           9     SOLE DISPOSITIVE POWER

REPORTING            0
               -----------------------------------------------------------------
PERSON         10    SHARED DISPOSITIVE POWER

WITH                 0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                                SCHEDULE 13D/A

--------------------------                         -----------------------------
CUSIP No. 68628K 10 4                                    Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lockheed Martin Commercial Launch Services, Inc.
      I.R.S. Employer Identification No. 84-1070308
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]

                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

NUMBER OF      7     SOLE VOTING POWER

SHARES               0
               -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER

OWNED BY             0
               -----------------------------------------------------------------
EACH           9     SOLE DISPOSITIVE POWER

REPORTING            0
               -----------------------------------------------------------------
PERSON         10    SHARED DISPOSITIVE POWER

WITH                 0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                Schedule 13D/A
                                --------------

        This Amendment No. 1 to the statement on Schedule 13D (the "Amendment") relates to shares of Common Stock, $0.01 par value per share (the "Common Stock") of Orion Network Systems, Inc. (the "Company") and is being filed by Lockheed Martin Corporation ("Lockheed Martin") and Lockheed Martin Commercial Launch Services, Inc. ("LMCLS") (collectively, the "Reporting Persons") in connection with the disposition of Common Stock currently owned by the Reporting Persons. The Company's principal executive offices are located at 2440 Research Boulevard, Suite 400, Rockville, Maryland 20850.

Item 1. Security and Issuer.
        -------------------

        Common Stock, $0.01 par value per share
        Orion Network Systems, Inc.
        Research Boulevard
        Suite 400
        Rockville, Maryland 20850

Item 2. Identity and Background.
        -----------------------

        Lockheed Martin Corporation
        6801 Rockledge Drive
        Bethesda, maryland 20817

        Lockheed Martin is incorporated in Maryland.

        Lockheed Martin Commercial Launch Services, Inc.
        12999 Deer Creek Canyon Road
        Littleton, Colorado 80127

        LMCLS is incorporated in Delaware.

        LMCLS is a commercial launch services provider. Lockheed Martin owns all of the capital stock of LMCLS. Lockheed Martin is a diversified enterprise principally engaged in the conception, design, manufacture and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin also manages significant facilities for the Department of Energy.

        The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy of falsify its books, records and

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accounts. For further information concerning the plea agreement and the events out of which it arose, see the description contained under the caption "Lockheed Plea Agreement" on page 54 of the Joint Proxy Statement/Prospectus which is contained in Registration Statement No. 33-57645 on Form S-4 filed by Lockheed Martin on February 9, 1995.

        The Reporting Persons have not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.
        -------------------------------------------------

        Not applicable.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        The response set forth in Item 5 of the Statement is hereby incorporated by reference as is amended and supplemented by the following:

        On December 9, 1997, LMCLS sold 1,426,800 shares of Common Stock on the open market. The following day, LMCLS sold the remaining 1,005 shares of Common Stock owned by it. As a result of the foregoing transactions, the Reporting Persons hold no outstanding shares of Common Stock, and, accordingly, the Statement is hereby terminated.

                                   SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                LOCKHEED MARTIN CORPORATION

                                By: /s/ Stephen M. Piper
                                    -----------------------------------------
                                    Stephen M. Piper
                                    Associate General Counsel and
                                       Assistant Secretary

                                LOCKHEED MARTIN COMMERCIAL LAUNCH
                                        SERVICES, INC.

                                By: /s/ Mark B. Ide
                                    -----------------------------------------
                                    Mark B. Ide
                                    Assistant Treasurer
                                    Dated: December 12, 1997